MK

10027165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 PENSACOLA ROAD
(No. and Street)

VENICE (City) FL (State) 34285 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. CURCIO 941 484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JERE A. BERKEY, CPA
(Name – *if individual, state last, first, middle name*)

5420 EAGLES POINT CIRCLE #106 SARASOTA FL 34231
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD F. CURCIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRITY INVESTMENTS, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

CLAIRE A. GUILMETTE
Notary Public - State of Florida
My Comm. Expires May 23, 2013
Commission # DD 884089
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

Jere A. Berkey, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
SARASOTA, FLORIDA

INTEGRITY INVESTMENTS, INC.

(A CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CONTENTS

JERE A. BERKEY, C. P. A
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941) 927-6893 E-Mail jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2009, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluationg the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

An integral part of the audit was to determine if there were any material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities and practices and procedures specified in Reg. 240.17a-5. Please refer to the Supplemental Report as required under the Security and Exchange Commission Act of 1934 and (SEC) Rule 17a-5(j).

In my opinion, the financial statements refered to in the preceding present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2009, and the results of its operations and cash flows for the year ended in conformity with accounting principles accepted in the United States of America.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed information of the subsidiary was subject to the same auditing procedures in the audit of the subsidiary financial statements. There was no material modifications to be made to such data.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 25, 2010

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Tel (941) 924-6563 Fax (941) 927-6893 E-Mail: jabs _ 39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice, Florida

As required under the Security and Exchange Commission Act of 1934 and (SEC) Rule 17a-5(j), a Supplemental Report is required to be filed by the accountant describing any material inadequacies found to exist or found to have existed since the date of the previous audit. If the audit did not disclose any material inadequacies, the supplemental report shall so state.

In planning and performing my audit of the financial statements of Integrity Investments, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered Integrity Investment's Inc. internal controls over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Integrity Investments, Inc.
Board of Directors
February 25, 2010

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the second paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. I did not identify any deficiencies in internal control that I consider to be material weaknesses, as defined above.

Jere A. Berkey, C. P. A.
Sarasota, Florida
February 25, 2010

JERE A. BERKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle, # 106
Sarasota, Florida 34231

TEL (941) 924-6563 FAX (941-927-6893 E-mail jabs_39@ hotmail.com

February 25, 2010
To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

In accordance with your request, I have audited your anti-money laundering procedures for compliance with regulations regarding those matters. In connection with my audit, I have not encountered any receipts of cash or foreign currencies, checks or direct wires going through the company's accounts. There have been no direct deposits of funds from clients as all of the investment activity has been made directly into the funds that the company is responsible to oversee. I therefore attest that the company has fully complied with the anti-money laundering regulations.

Respectfully submitted

Jere A. Berkey, C. P. A.

INTEGRITY INVESTMENTS, INC
BALANCE SHEET
December 31, 2009

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	66,649
Accounts Receivble		34,380
Prepaid expenses		1,416
TOTAL CURRENT ASSETS		102,445
INVESTMENTS		
Investment in subsidiary		150,000
TOTAL INVESTMENTS		150,000
PROPERTY AND EQUIPMENT		
Office equipment		9,586
Office furniture and fixtures		27,404
Less : Accumulated depreciation		(32,267)
TOTAL PROPERTY AND EQUIPMENT		4,723
TOTAL ASSETS	$	257,168
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$	7,545
Accrued expenses		11,496
TOTAL CURRENT LIABILITIES		19,041
NON-CURRENT LIABILITIES		
Subordinated loan & Acc. Int. pay		353,136
TOTAL NON-CURRENT LIABILITIES		353,136
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value		958,920
Additional paid-in capital		493,500
Treasury stock		(140,000)
Retained earnings (deficit)		(1,427,429)
TOTAL STOCKHOLDER'S EQUITY		(115,009)
TOTAL LIABILITIES & STOCKHOLDER'S E	$	257,168

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF LOSS AND ACCUMULATED DEFICITS
For the year ended December 31, 2009

REVENUE	
Commissions	$ 842,902
TOTAL REVENUE	842,902
SELLING EXPENSES	28,205
GENERAL & ADMIN. EXPENSES	969,038
NON-OPERATING (INCOME) AND EXPENSE	
Interest expense	(15,192)
Dividends	73
TOTAL NON-OPERATING (INCOME) AND E	(15,119)
NET INCOME (LOSS)	(169,460)
BEGINNING RETAINED EARN (DEFICIT)	(1,257,969)
ENDING RETAINED EAR. (DEFICIT)	$ (1,427,429)

See accompanying notes

INTEGRITY INVESTMENTS, INC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIE		
Net income(loss)	$	(169,460)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		3,714
Change in accounts receivable		93,404
Change in prepaid assets		204
Change in accounts payable		(55)
Change in accrued expenses		(2,538)
Increase in accrued interest		15,192
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES		(59,539)
CASH FLOWS FROM INVESTMENT ACTIVITI		
Purchase of Computers/Components		(600)
NET CASH PROVIDED BY (USED BY) INVESTING ACTIVITIES		(600)
CASH FLOWS FROM FINANCING ACTIVITIE		
Sale of capital stock		4
NET CASH PROVIDED BY (USED BY) FINANCING ACTIVITIES		4
NET INCREASE(DECREASE) IN CASH		(60,135)
CASH AT BEGINNING OF PERIOD		126,784
CASH AT END OF PERIOD	$	66,649
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income Taxes	$	-0-

See accompanying notes

INTEGRITY INVESTMENTS, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A- SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Nature of Business

Integrity Investments, Inc., was incorporated on September 8, 1992, and acted as a broker-dealer and distributor for the Valiant funds. Beginning in July 2007, a commission-sales agreement was entered into with the Dreyfus Cash Management Family of Funds to promote their products to Integrity 's clients. The former investors in the previous Valiant Funds were rolled into the Dreyfus family of funds.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 200% DB for federal income tax purposes.

Income Taxes

Beginning in 1992, the company's operations were consolidated with their wholly owned subsidiary, Integrity Management & Ressearch, Inc., for income tax purposes. The companies have not accrued and deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry ford.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent to Integrity Management & Research, Inc., a wholly owned subsidiary. While Integrity Management and Research, Inc. was in a development state from inception through December 1994, considerable organization and administrative expenses were incurred which required additional funding by the parent company. The parent company acted as the promoter for the Valiant Fund shares and provided shareholder services through June 2007. In return, it received payments from the subsidiary for these services. These arrangement for services provided to the subsidiary ceased as of June 30, 2007. Beginning in July 2007, the company commenced using the Dreyfus Family of funds for all of their customers.
The investment in the subsidiary was revalued in 2008 resulting in a substantial writedown of the previous cost basis which was carried on the books without reflecting cumulative losses incurred as of December 31, 2007. The owners of Integrity Management and Research have elected to keep the company operating with limited activity as a personal service company.

See accompanying notes

INTEGRITY INVESTMENTS, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE C - INCOME TAXES

In the years ended December 31, 1992, through 2009, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset taxable income for subsequent years through year ended December 31, 2009. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.
In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE D - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2009.

NOTE E - LONG TERM SUBORDINATED LOAN PAYABLE

The Company received $ 125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994. The original terms of the loan specified that the principal sum of $ 125,000 be repaid on October 31, 1997 together with interest.

The subordinated loan agreement for equity capital was sumbitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due dates on the subordinated loan principle and interest. Permission was granted.

On September 27, 2006, the loan principal and accrued interest were combined for a new subordinated loan of $ 303,761 with interest thereon payable at the rate of 5 % per annum effective with the date of this agreement. NASD approval was granted on September 28, 2006 for the latest extension until September 30, 2009.

The latest subordinated loan agreement extension was submitted and approved September 9, 2009 extending the maturity date for the principal and interest from September 30, 2010 to September 30, 2011. The loan number assigned under this agreement is # 1188747.

Further, Appendix D of section Rule 15c3-1, requires the prior written approval of NASD before any repayment of a subordinated agreement can be made. Accordingly, unsecured advances to the lender during the term of the agreement are not permitted since such advances would not constitute unauthorized repayment.

Further provisions covering these agreements are contained within 17 CFR240-15C3-1 to C3-3a.

See accompanying notes

NOTE F - OFFICE -CONDO BUILDING LEASE AGREEMENT

The company sold their condominium office in March 2007 with the buyer agreeing to assume the outstanding mortgage balance at that time. The buyer was a related party, Curcio Properties, LLC., whose controlling shareholder is a controlling shareholder in Integrity Investments. Inc. It has been determined that the real estate sale was a bonifide real estate /armslength transaction.

The buyer agreed to enter into a lease for a period of five years beginning March 13, 2007 and terminating on the 12th day of March 2012.

Terms of the lease call for a " Base Rent " for each lease year in the sum of $ 33,717.96, payable in consecutive monthly installments of $ 2,809.83, each together with applicable sales tax. The company is also responsible for the payment of all condominuim fees, assessments, insurance , real estate taxes, maintenance and utility bills for said premises.

SUPPLEMENTARY

INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2009

SELLING EXPENSES		
Entertainment	$	9,225
Travel & lodging		18,980
TOTAL SELLING EXPENSES	$	28,205

See accompanying notes

INTEGRITY INVESTMENTS, INC.
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2009

GENERAL & ADMIN. EXPENSES		
Accounting and auditing	$	16,600
Bank service charges		1,146
Depreciation & Amortization		3,714
Consulting Fees		67,950
Dues and subscription		2,840
Education and Training & Conference		18,825
Mutual Fund Fees		25,853
Insurance		85,107
Leases-equipment		1,285
Licenses & registration fees		4,613
Office supplies& postage		7,312
Legal fees		1,500
Printing		350
Professional services		6,236
Rent-Office Building		44,541
Repairs and maintenance		1,164
Salaries-office		621,600
Other operating expenses		326
Taxes-Payroll		37,774
Taxes-Local		79
Telephone & internet		18,122
Utilities		2,101
TOTAL GENERAL & ADMIN. EXPENSES	$	969,038

See accompanying notes

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2009

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ (115,009)
Add back: Subordinated loans		353,136
Deduct: Non-allowable assets		
Investment in subsidiary	150,000	
Cost of property and equipment	36,990	
Allowance for depreciation	(32,267)	
Prepaid expenses	1,416	
Cash-proprietary trading	7	156,146
Current capital		81,981
Deduct haircuts		--0--
Net allowable capital		81,981
Required capital		5,000
Excess net capital		$ 76,981

SCHEDULE 2- **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3- **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(c)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2009

Reconciliation of computation of net capital pursuant to Rule 15c3-1 between audited statements and unaudited statements as of December 31, 2009

	Audited	Un-audited	Difference
Total Assets	$ 257,168	$ 256,731	$ 437
Less total liabilities	372,177	378,253	6,076
Net worth	(115,009)	(121,522)	6,513
Add subordinated loans	353,136	353,136	--
Adjusted net worth	238,127	231,614	6,513
Less non-allowable assets			
Investment in Subsidiary	150,000	150,000	---
Furniture and fixtures	27,404	27,404	---
Office equipment	9,586	9,586	---
Accumulated dep	(32,267)	(30,816)	1,451
Prepaid expense	1,416	----	(1,416)
Cash-proprietary trading	7	7	---
Total non-allowable	156,146	156,181	35
Current capital	81,981	75,433	6,548
Less: haircuts	----	---	---
Net capital	81,981	75,433	6,548
Required capital	5,000	5,000	---
Excess net capital	$ 76,981	70,433	6,548

Explanation of difference;

The principal difference in total assets was due to adjustments for prepaid expenses and depreciation of fixed assets. Other differences in liabilities were due primarily to year end accruals and trade accounts payable. The principal difference in non-allowable assets were due to the year end adjustments for depreciation and prepaid expenses.

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period of September 8, 1992 (date of inception) to December 31, 2009

Year	Common stock		Additional	Retained
	Shares	Amount	Paid-in capital	Earnings
		$	$	$
1992-93	4,000,000	400,000		(17,512)
1994	2,617,908	261,791		(331,553)
1995	1,601,286	160,129		(471,544)
1996	210,000	21,000		(536,446)
1997	143,500	14,350		(575,326)
1998	416,500	41,650	148,500	(721,845)
1999	300,000	30,000	165,000	(729,114)
2000	300,000	30,000	180,000	(739,733)
Repurch Treasury S/H	(200,000)			
2001	-----	----	-----	(726,802)
2002	-----	----	-----	(793,783)
2003	-----	----	-----	(805,450)
2004	----	----	-----	(818,769)
2005	-----	----	-----	(846,337)
2006	-----	----	-----	(906,781)
2007	-----	----	-----	(938,434)
2008	----	----	-----	(1,257,969)
2009	----	----	----	(1,427,429)
Balances:				
Dec. 31, 2009	9,389,194	$ 958,920	$ 493,500	$ (1,427,429)

See accompanying notes

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2009

The following subordinated liabilities to claims of general creditors have been approved by the NASD.

	12/31/09
Total loan payable	$ 303,761
Subordinated accrued interest (note 1)	49,375
Total subordinated liabililties	$ 353,136

Note (1): The company requested permissiion to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On August 11, 2008, a subordinated loan amendment was approved extending the maturity date from September 30, 2008 to September 30, 2010.

On September 9, 2009, a subsequent subordinated loan amendment was approved extending the maturity date from September 30, 2010 to September 30, 2011.

See accompany notes

JERE A. BEKEY, C. P. A.
Certified Public Accountant
5420 Eagles Point Circle # 106
Sarasota, Florida 34231

Tel (941-924-6563 Fax (941-927-6893 E-Mail: jabs_39@hotmail.com

To the Board of Directors
Integrity Investments, Inc.
Venice Florida

As required under the Securities Investor Protection Corporation (SIPC) and under the Securities and Exchange Commission Act of 1934, all members of (SIPC) shall file with the report a supplemental report which shall be covered by an opinion of the independent public accountant on the status of the membership of the broker or dealer in SIPC

I have examined the General Assessment payment form SIPC-6 and the Transitional Assessment Reconciliation form SIPC-7T for the year ended December 31, 2009 as to their accuracy, content, submission and payments.

In my opinion, the assessments were determined fairly in accordance with applicable instructions and forms and all information as presented on the forms by company management appear to be correct.

Jere A. Berkey, C. P. A.
Sarasota, Florida
2-25-10

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045302 FINRA DEC
INTEGRITY INVESTMENTS INC 13*13
221 PENSACOLA RD
VENICE FL 34285-2327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0.)

D. Assessment balance due or (overpayment) 150.

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 150.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150.

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INTEGRITY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24th day of FEBRUARY, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ____________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 497,705.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	497,632.
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,394.

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii)	11,394.
Total deductions	509,026.
2d. SIPC Net Operating Revenues	$ (11,321)
2e. General Assessment @ .0025	$ 150.

(to page 1 but not less than $150 minimum)

SIPC-6
(28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending ____________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(28-REV 3/09)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) — $ 150.

   1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) — (150.)

   ____
   Date Paid

   2. Assessment balance due — ∅

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ∅

C. Total assessment and interest due — $ ∅

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) — $ ∅

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 23rd day of July, 2009.

Integrity Investments, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: